Filed by HF Sinclair Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Holly Energy Partners, L.P.

Commission File No: 001-32225

This filing relates to the proposed business combination transaction between HF Sinclair Corporation (“HF Sinclair” or the “Company”) and Holly Energy Partners, L.P. (“HEP” and such proposed business combination transaction, the “Proposed HEP Transaction”).

On May 4, 2023, HF Sinclair provided the following communication relating to the Proposed HEP Transaction to its employees.

Today we announced that HF Sinclair Corporation issued a non-binding proposal letter to Holly Energy Partners (HEP) to acquire all of the outstanding common units of HEP not already owned by HF Sinclair or our affiliates, in exchange for shares of HF Sinclair common stock. The proposed transaction is subject to the negotiation and execution of a definitive agreement. If this transaction closes, HEP will become a wholly-owned subsidiary of HF Sinclair.

We believe that the proposed transaction would simplify HEP’s corporate structure, reduce costs associated with being a separate publicly traded company, and further support the integration and optimization of our business. HEP, its employees and assets are strategic to HF Sinclair; and the two companies have a long history of working together to safely serve our customers with affordable liquid fuels.

A special committee of the HEP Board will review and negotiate the terms of the proposal in an effort to reach a definitive agreement with HF Sinclair. In the interim, it is business as usual for both HF Sinclair and HEP.

Cautionary Statement Regarding Forward-Looking Statements

The following is a “safe harbor” statement under the Private Securities Litigation Reform Act of 1995: The statements in this communication relating to matters that are not historical facts are “forward-looking statements” based on management’s beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties, including those contained in our filings with the SEC. Forward-looking statements use words such as “anticipate,” “project,” “will,” “expect,” “plan,” “goal,” “forecast,” “strategy,” “intend,” “should,” “would,” “could,” “believe,” “may,” and similar expressions and statements regarding our plans and objectives for future operations or the Proposed HEP Transaction. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that our expectations will prove correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements. Any differences could be caused by a number of factors, including, but not limited to, the negotiation and execution, and the terms and conditions, of a definitive agreement relating to the Proposed HEP Transaction and the ability of the Company or HEP to enter into or consummate such agreement; the risk that the Proposed HEP Transaction does not occur; negative effects from the pendency of the Proposed HEP Transaction; failure to obtain the required approvals for the Proposed HEP Transaction; the time required to consummate the Proposed HEP Transaction; the focus of management time and attention on the Proposed HEP Transaction and other disruptions arising from the Proposed HEP Transaction; limitations on our ability to effectuate share repurchases due to market conditions and corporate, tax, regulatory and other considerations; the Company’s and HEP’s ability to successfully integrate the Sinclair Oil Corporation (now known as Sinclair Oil LLC) and Sinclair

Transportation Company LLC businesses acquired from The Sinclair Companies (now known as REH Company) (collectively, the “Sinclair Transactions”) with their existing operations and fully realize the expected synergies of the Sinclair Transactions or on the expected timeline; the Company’s ability to successfully integrate the operation of the Puget Sound refinery with its existing operations; the demand for and supply of crude oil and refined products, including uncertainty regarding the effects of the continuing coronavirus (“COVID-19”) pandemic on future demand and increasing societal expectations that companies address climate change; risks and uncertainties with respect to the actions of actual or potential competitive suppliers and transporters of refined petroleum products or lubricant and specialty products in the Company’s markets; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products or lubricant and specialty products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines, whether due to reductions in demand, accidents, unexpected leaks or spills, unscheduled shutdowns, infection in the workforce, weather events, civil unrest, expropriation of assets, and other economic, diplomatic, legislative, or political events or developments, terrorism, cyberattacks, or other catastrophes or disruptions affecting our operations, production facilities, machinery, pipelines and other logistics assets, equipment, or information systems, or any of the foregoing of our suppliers, customers, or third-party providers, and any potential asset impairments resulting from, or the failure to have adequate insurance coverage for or receive insurance recoveries from, such actions; the effects of current and/or future governmental and environmental regulations and policies, including the effects of current and/or future restrictions on various commercial and economic activities in response to the COVID-19 pandemic and increases in interest rates; the availability and cost of financing to the Company; the effectiveness of the Company’s capital investments and marketing strategies; the Company’s and HEP’s efficiency in carrying out and consummating construction projects, including the Company’s ability to complete announced capital projects on time and within capital guidance; the Company’s and HEP’s ability to timely obtain or maintain permits, including those necessary for operations or capital projects; the ability of the Company to acquire refined or lubricant product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist or cyberattacks and the consequences of any such attacks; uncertainty regarding the effects and duration of global hostilities, including the Russia-Ukraine war, and any associated military campaigns which may disrupt crude oil supplies and markets for the Company’s refined products and create instability in the financial markets that could restrict the Company’s ability to raise capital; general economic conditions, including economic slowdowns caused by a local or national recession or other adverse economic condition, such as periods of increased or prolonged inflation; and other financial, operational and legal risks and uncertainties detailed from time to time in the Company’s and HEP’s SEC filings. The forward-looking statements speak only as of the date made and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where You Can Find It

This communication does not constitute a solicitation of any vote or approval with respect to the Proposed HEP Transaction. This communication relates to a proposed business combination between the Company and HEP. In connection with the Proposed HEP Transaction, subject to further developments and if a transaction is agreed, the Company and HEP expect to file a proxy statement and other documents with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND HEP ARE ADVISED TO CAREFULLY READ ANY PROXY STATEMENT AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR MAY BE FILED WITH THE SEC (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED HEP TRANSACTION, THE PARTIES TO THE PROPOSED HEP TRANSACTION

AND THE RISKS ASSOCIATED WITH THE PROPOSED HEP TRANSACTION. Any definitive proxy statement, if and when available, will be sent to securityholders of the Company and HEP relating to the Proposed HEP Transaction. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by the Company or HEP with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from the Company’s website at www.hfsinclair.com under the Investor Relations tab or from HEP’s website at www.hollyenergy.com on the Investors page.

Participants in the Solicitation

The Company, HEP and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of consents in respect of the Proposed HEP Transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2023; the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023; HEP’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the proxy statement and other relevant documents regarding the Proposed HEP Transaction (if and when available), which may be filed with the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.